Filed Pursuant to Rule 433

Registration No. 333-274646

June 10, 2025

PRICING TERM SHEET

June 10, 2025

M&T Bank Corporation

$750,000,000 5.179% Fixed Rate/Floating Rate Senior Medium-Term Notes, Series A due 2031 (“Notes”)

Issuer:	M&T Bank Corporation

Issuer Ratings*:	Baa1 / BBB+ / A / A (Outlook: Stable / Stable / Stable / Stable) (Moody’s / S&P / Fitch / DBRS)

Offering Format:	SEC Registered

Trade Date:	June 10, 2025

Settlement Date**:	June 17, 2025 (T+5)

Title:	5.179% Fixed Rate/Floating Rate Senior Notes due 2031

Principal Amount:	$750,000,000

Maturity Date:	July 8, 2031

Fixed Rate Period:	From and including June 17, 2025 to, but excluding, July 8, 2030

Floating Rate Period:	From and including July 8, 2030 to, but excluding, the Maturity Date

Fixed Rate Interest Rate:	5.179%

Floating Rate Interest Rate:	Compounded SOFR, determined as set forth under “Description of the Notes—Interest and Interest Rates—Floating Rate Notes—SOFR Notes—Compounded SOFR Index Notes” in the Prospectus Supplement plus 1.40%

Price to Public:	100.000%

Fixed Rate Yield:	5.179%

Fixed Rate Spread to Benchmark Treasury:	+ 110 bps

Fixed Rate Benchmark Treasury:	4.000% UST due May 31, 2030

Fixed Rate Benchmark Treasury Price / Yield:	99-20 3⁄4 / 4.079%

Fixed Rate Interest Payment Dates:	With respect to the Fixed Rate Period, semi-annually in arrears on each January 8 and July 8, commencing January 8, 2026 (long first interest period) and ending on July 8, 2030

Floating Rate Interest Payment Dates:	With respect to the Floating Rate Period, interest will be payable quarterly in arrears on October 8, 2030, January 8, 2031, April 8, 2031 and the Maturity Date

Minimum Floating Interest Rate:	During the Floating Rate Period, zero

Interest Period:

With respect to the Fixed Rate Period, each semi-annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the Fixed Rate Period, the Original Issue Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period during the Fixed Rate Period, the first day of the Floating Rate Period).

With respect to the Floating Rate Period, each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the Floating Rate Period, the first day of the Floating Rate Period) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date or earlier redemption date).

Each of a Fixed Rate Interest Payment Date and a Floating Rate Interest Payment Date is an “Interest Payment Date.”

Observation Period:	With respect to each Interest Period with respect to the Floating Rate Period, the period from, and including, the date that is two U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date that is two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period (or, in the case of the final Interest Period, the Maturity Date or earlier redemption date).

Interest Determination Dates:	Two U.S. Government Securities Business Days preceding the applicable Interest Payment Date with respect to the Floating Rate Period (or, in the case of the final Interest Period, the Maturity Date or earlier redemption date).

U.S. Government Securities Business Day:	Any day that is not a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association (or any success thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Day Count:	30 / 360 with respect to the Fixed Rate Period ACT / 360 with respect to the Floating Rate Period

Day Count Convention:	With respect to the Fixed Rate Period, following business day, unadjusted. With respect to the Floating Rate Period, modified following business day.

Concurrent Unregistered Offering:	In a concurrent unregistered offering (the “Concurrent Unregistered Bank Notes Offering”) by Manufacturers and Traders Trust Company (“M&T Bank”), our bank subsidiary, M&T Bank is offering $750,000,000 aggregate principal amount of 4.762% fixed rate/floating rate senior bank notes due July 6, 2028 pursuant to its Bank Note Program. The closing of this offering is not conditioned on the closing of the Concurrent Unregistered Bank Notes Offering and the closing of the Concurrent Unregistered Bank Notes Offering is not conditioned on the closing of this offering.

CUSIP / ISIN:	55261F AY0 / US55261FAY07

Underwriters’ Discount:	0.136%

Proceeds to Issuer (before expenses):	$748,980,000

Denominations:	$2,000 x $1,000

Optional Redemption:	The Notes are not subject to repayment at the option of the holders prior to the Maturity Date. The Notes are redeemable by the Issuer, solely at its option, (i) at any time on or after December 14, 2025 (180 days following the issue date) and before July 8, 2030, in whole or in part, at a make-whole redemption price based on the treasury rate plus 20 basis points, plus accrued interest thereon to, but excluding, the redemption date and (ii) on July 8, 2030, in whole but not in part, or on or after June 8, 2031 (one month prior to the Maturity Date), in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date, in each case in accordance with the redemption provisions described below under the caption “Description of the Notes—Optional Redemption” of the Prospectus Supplement. The Issuer will give notice to the holders of the Notes at least 10 days and not more than 60 days prior to the date fixed for redemption in the manner described under “Description of the Notes—Optional Redemption” in the Prospectus Supplement.

Certain United States Federal Income Tax Considerations:	The Issuer believes that the Notes should be treated as variable rate Notes that are not issued with original issue discount for United States federal income tax purposes. See the discussion in the Prospectus Supplement under “Certain United States Federal Income Tax Considerations” for a discussion of the United States federal income tax consequences of investing in the Notes.

Calculation Agent:	The Issuer will appoint a calculation agent, which may include the Issuer, or an affiliate of the Issuer, including Manufacturers and Traders Trust Company and Wilmington Trust, National Association, prior to the commencement of the Floating Rate Period.

Joint Book-Running Managers:	Citigroup Global Markets Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Co-Managers:	Drexel Hamilton, LLC Jefferies LLC M&T Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to one business day before the Settlement Date will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

This pricing term sheet supplements the prospectus and prospectus supplement filed, in each case, by the Issuer with the SEC on September 22, 2023.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.